

8 June 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9988 4000.

Bryan Dulhunty
Executive Chairman

dlw 6/29

Suite 1B, 55 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
8 June 2010

EXERCISE OF LISTED OPTIONS

Viralytics Limited **(ASX: VLA, VLAO OTC: VRACY)** advises that it has issued 4,866,682 fully paid ordinary shares on the exercise of 4,866,682 of the Company's $0.03 listed options raising $146,000.

An Appendix 3B showing the issue of these shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9988 4000

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,866,682
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 June 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
444,484,668	Ordinary shares fully paid
70,310,672	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,304,161 converted. Balance of Convertible Note drawn down is US$195,839.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 June 2010
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
1 June 2010

EXERCISE OF LISTED OPTIONS

Viralytics Limited **(ASX: VLA, VLAO OTC: VRACY)** advises that it has issued 705,007 fully paid ordinary shares on the exercise of 705,007 of the Company's $0.03 listed options raising $21,150.

An Appendix 3B showing the issue of these shares is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
+61 2 9988 4000 +61 2 9988 0999
viralytics@viralytics.com www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	705,007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
439,617,986	Ordinary shares fully paid
75,177,354	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,304,161 converted. Balance of Convertible Note drawn down is US$195,839.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 June 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
27 May 2010

EXPIRY OF LISTED OPTIONS

The Directors of Viralytics Limited **(ASX: VLA, VLAO OTC: VRACY)** wish to advise that the VLAO Options exercisable at A$0.03 per option will expire at 5:00pm (AEST) on 29 June 2010.

Pursuant to ASX Listing Rule 3.17, please find attached the letter and Notice of Exercise of Options sent to VLAO option holders today.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

20 May 2010

Dear Option holder,

Expiry of Viralytics Option (VLAO) – 29 June 2010 – exercise price A$0.03 per option

The Directors of Viralytics Limited (VLA) wish to remind you that the listed options that you hold in VLA expire at 5:00pm (AEST) on 29 June 2010.

At the date of this letter each option has value. For you not to lose this value you need to make a decision as to what you will do with these options prior to their expiry date.

By paying A$0.03 per option you can acquire a VLA share that at the close of business on the 20 May 2010 was trading on the ASX at A$0.05 per share.

The number of options you hold is set out on the enclosed personalised Application Form.

We remind you that there are no additional costs such as commissions or brokerage in relation to the exercise of your options.

Courses of action available to you include:

- **Exercise your options by paying A$0.03 per option to Viralytics Limited**
  - by no later than 5:00pm (AEST) on 23 June 2010 should you submit exercise monies by cheque; or
  - by no later than 5:00pm (AEST) on 28 June 2010 should you submit exercise monies by direct deposit.
- **Sell your options on the ASX** – quotation of the options (VLAO) on the ASX will cease at the close of trading on 22 June 2010.
- **Do nothing** – if you do not take any action to exercise your options prior to 29 June 2010, the options will expire and have no value.

To assist you in making a decision on the exercise of these options we have included three recent ASX releases to ensure you are aware of significant developments in the Company.

To exercise your options, payment for the options can be made via the following methods:

- **Cheque** – complete the enclosed Application Form and return it together with a cheque for the exercise amount of A$0.03 per option **by no later than 5:00pm (AEST) on 23 June 2010**. Cheques should be made payable to "Viralytics Limited" in Australian currency and crossed with "Not Negotiable".



Level 2 Suite 1B,
55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

- **Direct Deposit** – payment can be made by transferring the exercise amount of A$0.03 per option directly from your bank, credit union or building society account into Viralytics' bank account (details contained in the enclosed Application form) **by no later than 5:00pm (AEST) on 28 June 2010.**

  Please reference your payment with your unique shareholder number (SRN/HIN) which is contained in the top right hand corner of the enclosed Application Form. We do not require you to return the Application Form to us if you choose this payment option.

In accordance with the ASX Listing Rules the Company provides the following information:

- Each option allows the holder to apply for one fully paid ordinary share in Viralytics.
- The exercise price of each option is A$0.03.
- All options will expire at 5:00pm (AEST) on 29 June 2010 and options not exercised by that time will lapse with no value.
- Quotation of the options will cease at the close of trading on 22 June 2010.
- The latest market price of fully paid ordinary shares in Viralytics prior to the issue of this notice was A$0.05 on 20 May 2010. In the three months prior to the date of issue of this notice, the highest market price was A$0.074 on 24 March 2010 and the lowest market price was A$0.036 on 5 May 2010.

The dispatch of holding statements for the shares issued on exercise of the options will take place on or before 20 July 2010.

On behalf of the Board of Viralytics, I thank you in anticipation of your ongoing support.

Should you have any queries with regard to the exercise of your options, please call Viralytics' Office on +61 2 9988 4000 between 9 am and 5pm Monday to Friday.

Yours faithfully,

Bryan Dulhunty
Managing Director



Level 2 Suite 1B,
55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
ABN 12 010 657 351



ASX and Media Release

Viralytics announces $1.5 million placement and $1.15 million put option

25th March 2010, Sydney: Viralytics Limited (**ASX:** VLA, VLAO **OTC**: VRACY)

Viralytics Limited ('Viralytics') today announced a placement to raise approximately $1.5185 million. The placement will consist of 28,650,000 new ordinary shares to be issued to sophisticated and professional investors at $0.053 per share to raise $1.5185 million, before costs of the issue. The placement price represents a 20% discount to the 10 day value weighted average price 'VWAP' for the period 9-22 March inclusive. It is anticipated that settlement of the placement and allotment of shares will occur on or about 29 March 2010.

Viralytics has also agreed to a put option to enable the company, at its election, to issue up to 28,650,000 new ordinary shares at $0.04 per share at 30 June 2010 to raise up to approximately $1.146 million (adjusted as noted below), before costs of the issue. The put option will enable Viralytics to issue the shares to Independent Advisor Solutions or other parties as Viralytics may agree. The put option provides Viralytics with an additional potential source of capital to supplement receipt of any funds from the exercise of its VLAO class options which expire at 29 June 2010. The amount raised under the put option will be reduced by the amount otherwise received from the exercise of VLAO class options and to compensate for any shortfall in the exercise of those VLAO class options. The pricing of the put option shares reflects the VLAO options which were issued for $0.01 and which have an exercise price of $0.03 per share.

Funds raised pursuant to the placement, and under the put option as relevant, will be applied to the continuation of clinical research and development of the company's lead product CAVATAK™.

HC Securities Pty Ltd acted as Lead Manager and Corporate Advisor to the capital raising.

The placement of the shares and the put option agreement are conducted in accordance with the ASX Listing Rule 7.1. '15% limit' and do not require shareholder approval. To maximise flexibility, however, Viralytics anticipates seeking 'refresher' approval from shareholders under ASX Listing Rule 7.4 at its next general meeting.

Enquiries
Viralytics Ltd
Bryan Dulhunty
Managing Director
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX and Media Release

March 31 2010 Quarterly Cash Report and Appendix 4c

7th April 2010, Sydney: Viralytics Limited (**ASX:** VLA, VLAO **OTC**: VRACY)

Viralytics Limited ('Viralytics') is pleased to report that the Company closed the March quarter 2010 with $3.3m cash on hand (December quarter $852k) as well as having the ability in the next 15 months to access a further $4.8m to $6.2m in cash from the conversion of options and an existing convertible note facility.

This puts the Company in a secure financial position to enter its phase II clinical program for CAVATAK™.

During the quarter the Company raised a total of $3.7m in new funds from 3 sources:

1) Sale of non-core asset: During February 2010 the Company sold its holding in CBio Ltd, following CBio's listing on the Australian Stock Exchange. The Company realised $506,000 from this sale, incurring a small book loss of $22k.
2) Placement of 28.6m shares at 5.3 cents raising $1,518,000 at the end of March 2010 and
3) Drawing down $1,644,000 from the established Convertible Note facility with La Jolla Cove Investors.

In addition to funds on hand at 31 March 2010, the Company has access to the following funds:

4) $US3,250,000 remaining under the Convertible Note facility entered into in June 2009 with La Jolla Cove Investors. These funds are currently being drawn down at the rate of $US250k per month. Of the $US2.75m already drawn down $2.554m has been converted to shares leaving $US196 as a convertible note that may be converted into shares at any time.
5) $1,146,000 resulting from a put option with HC Securities or their nominee which will allow the Company to put up to 28,650,000 ordinary shares at 4 cents per share if the Company's listed options (VLAO) are not fully exercised when they expire on 29 June 2010. As at 31 March 2010 there were 87,847,916 VLAO options outstanding at an exercise price of 3 cents. If these were all exercised at or before the expiry date of 29 June 2010, the Company would receive $2,635,437 in new funds and the put option referred to above would not be exercisable. As at 31 March Viralytics shares were trading between 5.4 cents and 5.6 cents. If this were to continue through 29 June 2010, then the Company believes it is likely most if not all of the VLAO options would be exercised.

Enquiries
Viralytics Ltd
Bryan Dulhunty

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX and Media Release

US FDA meeting date set for review of international Phase II melanoma trial

---

13th[th] May 2010, Sydney: Viralytics Limited (ASX: VLA, VLAO OTC: VRACY):

The US Food and Drug Administration (FDA) has confirmed a specialist panel will meet with Viralytics on the 22nd June for a Pre-Investigational New Drug (IND) meeting.

At the pre-IND meeting, the FDA will review a dossier that summarises Viralytics proposed Phase II clinical trial and its supporting data in the form of non-clinical testing ***in vitro*** (cells) and ***in vivo*** (animals) studies, the manufacturing and process controls that will be used to produce the clinical batch of CAVATAK™ and the Phase I clinical data accumulated to date.

Viralytics' managing director Mr Bryan Dulhunty said "Following the pre-IND meeting, and providing any additional information or data requested by the FDA at the pre-IND meeting, Viralytics plans to complete and lodge an IND application to conduct its international Phase II melanoma study centred in the USA. The IND application once lodged is deemed authorised with 30 days of the application if the FDA raises no further comments or questions.

An authorised IND is required to conduct clinical trials in the USA".

Viralytics has chosen the FDA as the regulatory authority to review the Company's development program as the FDA regulatory authority is arguably the most capable and influential regulatory agency in the world.

"We believe a green light for proceeding from the FDA will highlight our technology and our trials and provide the best step forward to commercialisation" said Mr Dulhunty.

Mr Dulhunty added that "in a recent report prepared by PricewaterhouseCoopers only 4 Australian companies were listed as having currently authorised INDs underway for either Phase II or Phase III cancer trials. Obtaining an IND will put Viralytics is a select class of Australian companies".

Enquiries
Viralytics Ltd
Bryan Dulhunty
Managing Director

T: 02 9988 4000
M: 0433 217 876
E: bryan.dulhunty@viralytics.com
Website: www.viralytics.com




VIRALYTICS LTD
ONCOLYTIC VIRUSES

ABN 12 010 657 351

Need help?

Phone +61 2 9988 4000
Contact Viralytics Limited
Suite 1B, 55-63 Grandview Street
Pymble NSW 2073

SRN/HIN:	
Number of VLAO Options held:	
Conversion Ratio:	1 for 1
Exercise Price:	A$0.03
Last date of Quotation on ASX:	22 June 2010

Expiry Date: 5:00pm (AEST) on 29 June 2010

NOTICE OF EXERCISE OF OPTIONS

Viralytics Limited Shares ASX Quotation Prices:

Closing price on 20 May 2010	**A$0.05**
3 month high before 20 May 2010	**A$0.074**
3 month low before 20 May 2010	**A$0.036**
Last date for quotation on ASX	**22 June 2010**

PLEASE COMPLETE BELOW (using block letters)

I/We apply to exercise the following number of options and make payment in Australian currency drawn on an Australian branch of a financial institution for the amount payable. Please allot me/us Ordinary Shares calculated on the basis of one (1) Ordinary Share for every one (1) Option which I/we exercise. I/We agree to accept such Shares subject to the Constitution of Viralytics Limited.

A NUMBER OF OPTIONS EXERCISED
(Exercise all or part of VLAO Options)

at A$0.03 per Option Exercised $A

B TOTAL PAYMENT REQUIRED
(A$0.03 per VLAO Option exercised)

C PAYMENT DETAILS – please complete and ensure that the amount payable is correct

Direct Deposit – Payment can be made by transferring funds directly from your bank, credit union or building society account to:

Account Name: Viralytics Limited Bank: National Australia Bank BSB: 082-167 Account Number: 539261562

Please use your unique shareholder number (SRN/HIN) which is in the top right hand corner of this statement as reference of your payment. This number identifies you to us and **we therefore do not require you to return this Application Form to us if you choose this option.**

Cheque – Payment can also be made by cheque or bank draft in Australian dollars and drawn on an Australian bank. Cheques or bank drafts should be made payable to **"Viralytics Limited"** and crossed **"Not Negotiable"**. If paying by cheque or bank draft please complete this Application Form and return to Viralytics with your cheque or bank draft.

Cheque Number	BSB	Account Number

D YOUR CONTACT DETAILS

Telephone Number	Telephone Number – after hours	Contact Name (PRINT)
( )	( )	

VLA OPT001

HOW TO COMPLETE THE NOTICE OF EXERCISE OF OPTIONS

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the notice.

A. Application for Shares under the Notice of Exercise of VLAO Options

You may exercise either part of, or all of, your Option holding. Please write in Box A the number of Options that you wish to exercise:

- To exercise your holding in full, please write in Box A the number of VLAO Options that you currently hold.
- To exercise part of your holding, please write in Box A the number of VLAO Options you wish to exercise.

If you do not indicate the number of Options you wish to exercise, the Company will exercise as many Options as your accompanying cheque will pay for. However, the number of Options exercised will not exceed the number of Options that you hold.

B. Total Payment Required for Options Exercise

Please enter in Box B the total amount of the cheque required for the payment of the Options you wish to exercise at the Exercise Price of A$0.03 per Option.

C. Payment Details

Direct Deposit

Payment by Direct Deposit must be made by no later than 5:00pm (AEST) on 28 June 2010.

Cheque Details

Please enter your cheque details in Section C. Cheques must be drawn on an Australian branch of a financial institution in Australian currency and made payable to "Viralytics Limited" and crossed "Not Negotiable". Please ensure sufficient cleared funds are held in your account, as your cheque will be banked as soon as it is received.

Payment by cheque or bank draft must be made by no later than 5:00pm (AEST) on 23 June 2010.

D. Contact Details

Please enter your contact telephone number so we can contact you regarding your notice, if necessary.

Consequence of non-payment

If a Notice of Exercise and the required payment are not received before 5:00pm (AEST) on 29 June 2010, the Options will automatically lapse and no longer be available for exercise.

How to Lodge the Notice of Exercise of Options

The completed notice with the accompanying payment must be mailed or delivered to the address set out below:

Viralytics Limited
Suite 1B
55-63 Grandview Street
Pymble NSW 2073

The Postal Acceptance Rule does not apply.

If you are unsure as to whether or not to participate in the Exercise of Options, please consult your investment, financial, taxation or other professional adviser.

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).


ONCOLYTIC VIRUSES

ASX Announcement
21 May 2010

EXERCISE OF LISTED OPTIONS

Viralytics Limited **(ASX: VLA, VLAO OTC: VRACY)** has received a further $80,000 of options conversion notices. This brings cash on hand to $3.5 million.

An Appendix 3B showing the issue of these shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9988 4000

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 +61 2 9988 0999
E viralytics@viralytics.com www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,689,900
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
438,912,979	Ordinary shares fully paid
75,882,361	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,304,161 converted. Balance of Convertible Note drawn down is US$195,839.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2010
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==



RECEIVED
2010 JUN 28 A 10:38

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

18 May 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 17 April 2010, Viralytics Ltd (ASX:VLA) issued 7,821,229 fully paid ordinary shares upon partial conversion of a Convertible Note (***Shares***).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (***Act***) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 18 May 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 18 May 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Viralytics Ltd
Bryan Dulhunty
Managing Director

T: 02 9988 4000
M: 0433 217 876
E: bryan.dulhunty@viralytics.com
Website: www.viralytics.com


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
17 May 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted US$250,432 of the second convertible note into 7,821,229 fully paid ordinary shares.

A total of US$3,000,000 (two $1.5m convertible notes) has been drawn down under this facility and a total of US$2,804,161 of the convertible note has been converted into ordinary shares. The convertible note outstanding is US$195,839.

Two $1,500,000 convertible notes remain available under the original facility approved by shareholders.

An Appendix 3B in relation to the above is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9988 4000

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,821,229
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$280,000 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	436,223,079	Ordinary shares fully paid
		78,572,261	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,304,161 converted. Balance of Convertible Note drawn down is US$195,839.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 May 2010
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==